Exhibit 99.1

PLASTEC TECHNOLOGIES DECLARES SPECIAL CASH DIVIDEND OF $0.35 PER SHARE

Announces Sale of Sun Line Industrial Limited Subsidiary

Hong Kong –November 29, 2024 – Plastec Technologies, Ltd. (OTCBB: PLTYF) (the “Company”) today announced that its Board of Directors has approved a special one-time cash dividend of $0.35 per share to the holders of the Company’s ordinary shares. The dividend will be payable on or about December 20, 2024, to holders of record as of December 13, 2024, using the Company’s available cash and cash equivalents position which at June 30, 2024 was $12.2 million.

The Company also announced that Viewmount Development Limited, the Company’s wholly-owned subsidiary, consummated the sale of the 100% equity interest in its wholly-owned subsidiary, Sun Line Industrial Limited (“Sun Line”), to an independent third party for an aggregate payment of approximately HKD4.65 million. The purchase price for the equity interests in Sun Line was roughly equivalent to the net book value of Sun Line. The determination to dispose of Sun Line was made in an effort to streamline the group’s organizational structure given its limited operations at this time.

Mr. Kin Sun Sze-To, Chairman of the Company, stated, "As we continue to explore ways to deliver value to all of our stakeholders, we believe that a special dividend is the most effective way to return capital to shareholders at this time. Furthermore, we remain committed to monetize assets that no longer fit our going forward strategy, while at the same time, due to our strong balance sheet we are well-positioned to act quickly on any new opportunities that may arise.”

Forward Looking Statements

This press release contains “forward-looking statements.” These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Actual results may differ from expectations, estimates and projections and, consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements.

CONTACT:

Plastec Technologies, Ltd.

HL Ning, Chief Financial Officer

ning@plastec.com.hk

INVESTOR RELATIONS:

The Equity Group Inc.

Alice Zhang, Associate

(212) 836-9610 / azhang@equityny.com

Lena Cati, Senior Vice President

(212) 836-9611 / lcati@equityny.com